Exhibit (a)(1)(G)

Bridgepoint Education, Inc.

For Immediate Release

Bridgepoint Education Commences Tender Offer to Purchase Approximately $200 million of its

Common Stock

San Diego, Calif. (November 13, 2013) – Bridgepoint Education, Inc. (NYSE: BPI) today announced it has commenced a tender offer to purchase up to 10,250,000 shares of its common stock at a price of $19.50 per share. The number of shares proposed to be purchased in the tender offer represents approximately 18.8% of the approximately 54,576,091 shares of the company’s common stock currently outstanding. The last reported trading price of the company’s common stock on the New York Stock Exchange on November 12, 2013 was $16.86 per share.

The tender offer will expire at 5:00 p.m. New York City time on Wednesday, December 11, 2013, unless extended by the company. Tenders of the company’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender offer is available to all company stockholders and vested option holders. The tender offer is subject to conditions and other terms set forth in the tender offer materials that are being distributed to stockholders and filed with the Securities and Exchange Commission (SEC) today.

On the terms and subject to the conditions of the tender offer, the company’s stockholders will have the opportunity to tender some or all of their shares at a price of $19.50 per share. If stockholders properly tender and do not properly withdraw more than 10,250,000 shares, the company will purchase shares tendered by those stockholders owning fewer than 100 shares, without proration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $19.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes, promptly after the expiration of the tender offer period.

Barclays Capital Inc. is acting as the dealer manager, MacKenzie Partners Inc. is the information agent and Wells Fargo Shareowner Services is the depositary. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of the company’s shares. For questions and information, please call the information agent toll free at (800) 322-2885 or call collect at (212) 929-5500.

Neither Bridgepoint Education, Inc., nor any member of its Board of Directors, its Special Committee, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares, and the company has not authorized any person to make any such recommendation. This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of the company’s common stock. The solicitation of offers to buy shares of the company’s common stock will only be made pursuant to the Offer to Purchase, dated November 13, 2013 (as may be amended or supplemented), the related Letter of Transmittal and other related documents that the company is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by Bridgepoint Education to the company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and from the information agent.

Bridgepoint Education, Inc.

13500 Evening Creek Drive North, Suite 600, San Diego, California 92128

About Bridgepoint Education

Bridgepoint Education, Inc. (NYSE:BPI) improves the way individuals learn. By harnessing creativity, knowledge and proprietary technologies, such as Constellation, Thuze and Waypoint Outcomes, Bridgepoint Education has re-engineered the modern student experience with innovative solutions that advance learning. Its academic institutions - Ashford University and University of the Rockies - embody the contemporary college experience. Ashford University offers associate’s, bachelor’s and master’s degree programs while University of the Rockies offers master’s and doctoral degree programs. Both provide progressive online platforms, as well as traditional campuses located in Clinton, Iowa (Ashford University), and Colorado Springs, Colorado (University of the Rockies). For more information about Bridgepoint Education, visit www.bridgepointeducation.com or call Paul Goodson, Associate Vice President of Investor Relations at (866) 475-0317 x2271.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that stockholders may not tender their shares in the tender offer, or to other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein.

The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Bridgepoint Education, Inc.

13500 Evening Creek Drive North, Suite 600, San Diego, California 92128